Exhibit 8.1

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method at December 31, 2010:

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest	Description

Subsidiaries

Integración de Servicios TMX, S.A. de C.V.	Mexico	100.0%	Intermediate holding company.

Alquiladora de Casas, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities.

Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities.

Consorcio Red Uno, S.A. de C.V.	Mexico	100.0%	Supplier of telecommunications network integration services and information systems.

Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0%	Fixed-line public network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora.

Uninet, S.A. de C.V.	Mexico	100.0%	Provider of corporate networks and Internet access services to Telmex and corporate customers.

Telmex USA, L.L.C.	Delaware	100.0%	Authorized long distance service re-seller, provider of prepaid telephone cards and payment collection services for lines in Mexico (installation and monthly rental), and authorized by the FCC to provide facility-based long distance services, data transmission and cross-border data transit services.

Affiliated companies

Grupo Telvista S.A. de C.V.	Mexico	45.0%	Provider of telemarketing services in the United States and Mexico.